UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 000-56026

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TODOS MEDICAL LTD.

EXPLANATORY NOTE

On June 19, 2020, Todos Medical Ltd. (the “Company”) and its subsidiaries, Todos Medical USA, Inc. (“Todos Medical USA”) and Corona Diagnostics, LLC (“Corona”) entered into a Receivables Financing Agreement with Toledo Advisors, LLC (the “Lender”) for up to $25,000,000 in a revolving receivables financing facility (the “Facility”). The availability of the Facility shall terminate on the earlier of June 19, 2025 and the date on which more than $25,000,000 has been advanced. The financing is secured by all of the assets of the Company’s wholly-owned subsidiary Todos Medical USA, Inc. In addition, Todos Medical USA pledged all of the outstanding equity of Corona to the Lender. The initial draw under the Facility was on June 19, 2020 for $165,000 which is due on the earlier to occur of (i) ninety days following the date the draw was made by the Lender and (ii) the date the receivable, for which the draw was made, is paid.

On June 18, 2020, the Company entered into a distribution agreement with Meridian Health Services Network, Inc. (“Meridian”) pursuant to which the Company appointed Meridian to facilitate the distribution of the Company’s suite of COVID-19 testing solutions used for novel coronavirus for a term of two years.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: June 29, 2020

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